                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)
                                (AMENDMENT NO. 2)

                         CENTURY BUSINESS SERVICES, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   156490 10 4
                                 (CUSIP NUMBER)

                               SETH R. MOLAY, P.C.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               1700 PACIFIC AVENUE
                                   SUITE 4100
                            DALLAS, TEXAS 75201-4675
                                 (214) 969-2800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                   MAY 4, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].


                               Page 1 of 10 Pages

                                       13D
CUSIP NO. 156490 10 4

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael G. DeGroote
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------------------------------------------------------------------------------
  NUMBERS OF                      7     SOLE VOTING POWER  14,747,112
    SHARES                        ----------------------------------------------
 BENEFICIALLY                     8     SHARED VOTING POWER  0
   OWNED BY                       ----------------------------------------------
     EACH                         9     SOLE DISPOSITIVE POWER  14,747,112
  REPORTING                       ----------------------------------------------
 PERSON WITH                      10    SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,747,112
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                               Page 2 of 10 Pages

                                       13D
CUSIP NO. 156490 10 4

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Westbury (Bermuda) Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(D) OR 2(E)                                      [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------------------------------------------------------------------
  NUMBERS OF                      7     SOLE VOTING POWER   14,747,112
    SHARES                        ----------------------------------------------
 BENEFICIALLY                     8     SHARED VOTING POWER   0
   OWNED BY                       ----------------------------------------------
     EACH                         9     SOLE DISPOSITIVE POWER   14,747,112
  REPORTING                       ----------------------------------------------
 PERSON WITH                      10    SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,747,112
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


                               Page 3 of 10 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share, of Century Business Services, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive office of the Issuer is 6480 Rockside Woods Blvd., South, Suite 330, Cleveland, Ohio 44131.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Westbury (Bermuda) Ltd. ("Westbury") and Mr. Michael G. DeGroote (each of the foregoing collectively referred to herein as the "Reporting Persons" and individually as a "Reporting Person"). A copy of an agreement between the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         (b) The principal business address of each of the Reporting Persons is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda.

         (c) Westbury is engaged principally in investing in securities beneficially owned by Mr. DeGroote. Mr. DeGroote is the sole stockholder of Westbury. The name, business address, principal occupation or employment and citizenship of each executive officer and director of Westbury are listed on Schedule A, attached hereto and incorporated herein by reference.

         (d) - (e) During the last five years, neither of the Reporting Persons nor, to the best of any of their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. DeGroote, Chairman, Chief Executive Officer and President of the Board of the Issuer, is a Canadian citizen but resides in Bermuda. Westbury is a Bermuda exempted company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 4, 1998, Westbury purchased from the Issuer an aggregate of 500,000 shares of common stock of the Issuer for $13.25 per share in a private placement. Westbury effected the acquisition of such Shares with working capital.


                               Page 4 of 10 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock described in Item 3 as an investment.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) As of May 4, 1998, Westbury beneficially owns 14,747,112 shares of Common Stock, which includes 6,255,556 shares of Common Stock issuable upon exercise of warrants, representing 25.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 52,482,064 shares of Common Stock issued and outstanding as of May 8,
1998).

         In addition, as of May 4, 1998, Mr. DeGroote, as the sole stockholder, a director and President of Westbury, may be deemed to beneficially own all of the shares of Common Stock owned by Westbury, which in the aggregate would consist of 14,747,112 shares of Common Stock. Such shares include 6,255,556 shares of Common Stock issuable upon exercise of warrants, representing 25.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 52,482,064 shares of Common Stock issued and outstanding as of May 8, 1998).

         As of May 4, 1998, Mr. Luchak, a Director of Westbury, may be deemed to beneficially own 56,000 shares of Common Stock, which includes 50,000 shares of Common Stock issuable upon exercise of warrants which vest within 60 days of the date hereof, representing less than 1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 52,482,064 shares of Common Stock issued and outstanding as of May 8, 1998).

         As of May 4, 1998, Mr. Watt, the Vice President and a Director of Westbury, may be deemed to beneficially own 150,000 shares of Common Stock, which includes 100,000 shares of Common Stock issuable upon exercise of warrants which vest within 60 days of the date hereof, representing less than 1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 52,482,064 shares of Common Stock issued and outstanding as of May 8, 1998).

         The Reporting Persons disclaim beneficial ownership of all shares of Common Stock owned by Messrs. Watt and Luchak.

         (b) Mr. DeGroote has sole voting and dispositive power of the 14,747,112 shares of Common Stock beneficially owned by Mr. DeGroote and Westbury.


                               Page 5 of 10 Pages

         (c) Within the last 60 days, the Reporting Persons and Messrs. Luchak and Watt have effected the following transactions:

                  Reporting Persons - none
                  Mr. Watt - exercised 50,000 warrants for Common Stock on
                    March 25, 1998 at a price of $2.625 per share.
                  Mr. Luchak sold a total of 6,300 shares within the last sixty days as follows:

                         on March 18, he sold 300 shares for $17 per share;
                         on March 19, he sold 2,000 shares at $17-1/2 per share; on April 3, he sold 2,000 shares at $18 per share; and on April 9, he sold 2,000 shares at $18-1/16 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have shared voting power with respect to all of the shares of Common Stock beneficially owned of record by Westbury pursuant to the terms of the Voting Agreement (see Item 6 of the Original Schedule 13D).

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among Mr. Michael G. DeGroote and Westbury (Bermuda) Ltd.


                               Page 6 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 14, 1998                   Michael G. DeGroote


                                       By: /s/ Michael G. DeGroote
                                           -------------------------------------
                                               Michael G. DeGroote


Dated:  May 14, 1998                   Westbury (Bermuda) Ltd.


                                       By: /s/ Michael G. DeGroote
                                           -------------------------------------
                                               Michael G. DeGroote
                                               President


                               Page 7 of 10 Pages

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             WESTBURY (BERMUDA) LTD.


NAME & CAPACITY WITH       PRINCIPAL OCCUPATION               PRINCIPAL
WESTBURY (BERMUDA) LTD.       AND CITIZENSHIP              BUSINESS ADDRESS
-----------------------    --------------------            ----------------

Michael G. DeGroote        Retired Businessman             Victoria Hall
President, Director        Canadian                        11 Victoria Street
                                                           P. O. Box HM 1065
                                                           Hamilton, HMEX
                                                           Bermuda

James Watt                 Financial Analyst               Victoria Hall
Vice President,            Canadian                        11 Victoria Street
Director                                                   P. O. Box HM 1065
                                                           Hamilton, HMEX
                                                           Bermuda

Fred Luchak                Attorney                        Victoria Hall
Secretary,                 Canadian                        11 Victoria Street
Director                                                   P. O. Box HM 1065
                                                           Hamilton, HMEX
                                                           Bermuda


                               Page 8 of 10 Pages

                                INDEX TO EXHIBITS


    NUMBER                          EXHIBIT
    ------                          -------

      1.* Joint Filing Agreement among Mr. Michael G. DeGroote and Westbury (Bermuda) Ltd.


----------
* Filed herewith.


                               Page 9 of 10 Pages